

INVEST IN FIRMTECH

First Smart Erectile Ring That Increases Pleasure And Performance While Aiding ED And Heart Disease

LEAD INVESTOR ⌄

Jamey Edwards

True innovation that could change a market is hard to find. The FirmTech team has taken a great idea in a novel market and, in a very short period of time, created an award winning product that already has real revenues and is gaining adoption and brand awareness. This round is about scaling an already proven solution and I like investing in situations where I am not taking product development or MVP risk. The team is experienced at growing and exiting entrepreneurial ventures and is now turning those skills to an area where they can bring a solution that is heads and shoulders above others as it is clinically validated, non-invasive and doesn't involve any type of medication. Quite simply, this is a win - win - win proposition where users are better served, their partners have a better experience and tremendous ancillary growth opportunities exist from the data and its potential ability to transform sexual health research.

Invested $25,000 this round

myfirmtech.com Bozeman MT Technology Mobile Apps Health & Fitness Recreation

Highlights

1. Award Winning Tech: Most Innovative Sex Toy (XBIZ); RunnerUp in Fitness & Health (CES Showstoppers)

2. Designed by an advisory board of sex experts and urologists to address problems in men's health

3. Already raised $2.5M for R&D; launched successfully in 2022. Seeking funding for marketing and R&D

4. FirmTech has proven market fit, sold 1000s of C-Rings months after launch, with accelerating sales

5. Media buzz includes: Men's Health, Forbes, Sex With Emily, and The U.S. Sun

6. The best c-ring made with medical-grade material patent pending closure for comfort

7. Introduced the world's premiere smart SexTech wearable for men, the FirmTech Tech Ring

Our Team



Elliot Justin CEO

-Founded 2nd oldest telemedicine company, SwiftMD, in 2004, sold 2022 - Founded

Pegasus Emergency Group, full service ER medical group and exited to major industry consolidator - Elliot@myfirmtech.com



Jamey Edwards Senior Advisor

- Well recognized healthcare industry thought leader - Built two healthcare companies into industry leaders and exited to a SPAC in 2021



Rachael Kierych General Counsel

-Served as General Counsel and on the Board of Directors for multiple start-up ventures. -Nominated as a Super Lawyer Rising Star for numerous years. -Integral in developing body of caselaw in Delaware protecting minority shareholder rights.



Ann Justin Artistic Advisor

Award-winning Pastel artist, www.annjustinpastels.com, Mother of three wonderful adult children

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FirmTech Is Building the Wearable SexTech of the Future

FirmTech is developing a full collection of "Better Sex, Better Health" products that will empower adults of all genders to assess the intersection between their sexual wellness and overall health, medications and habits, while heightening their sexual performance and pleasure. With two successful products selling quickly, and several more in the pipeline, FirmTech is on its way to becoming the market leader in progressive SexTech. We have already raised $2.6 million to support our mission. We are seeking additional capital to scale our product lines.

Previously, Dr. Elliot Justin, our founder and CEO, has personally launched five healthcare companies and has had four exits.

"FirmTech's mission is to create products that provide better sex and health for everyone. Using our innovative wearables, people can assess the vital signs of their sexual health, which are also critical indicators of their cardiovascular health and the side effects of common medications, In addition, these products are designed to heighten pleasure, reduce anxiety and build confidence."
FirmTech Founder Elliot Justin, MD, FACEP

FirmTech's first two products received rapid recognition, collecting industry awards, press features, and substantial growth month-over-month. Future products are already in advanced development to tackle unaddressed sexual health discrepancies with innovations for all sexes.

AWARDS
OMDIA
Innovation Awards
ShowStoppers
CES 2023
CATEGORY
RUNNER UP
XBIZ AWARDS 2023 WINNER
"Runner Up for Innovation" in Fitness Health & Wellbeing at CES Showstoppers
"The Most Innovative Sex Toy" award at XBIZ







FirmTech's award-winning, doctor-designed line of smart wearables and bluetooth-enabled mobile tech improves sexual pleasure, function, and long-term health outcomes. Firmtech is paving the future of a global industry

projected to be worth over $100B by 2030.

Unlike taut, conventional cock rings (C-Rings), FirmTech's first product line enhances sensation with a malleable material designed for discreet use, total comfort, and an easy on/off experience. The patented hook and loop closure and pleasure-enhancing design are the future of C-Rings in the 21st century.


Doctor-Designed Wearables Increase Health and Pleasure Outcomes
FIRMTECH
Smart Sensors
Easy hook and loop closure
Wearable and Discreet
Adjustable and Flexible
Designed for Comfort and Pleasure
Malleable Body Safe Material

On the outside, FirmTech's rings are expertly designed to maximize pleasure and safe use. On the inside, embedded sensors in the Tech Ring track the key indicators of both erectile dysfunction and heart disease, providing invaluable health data for users and their health care providers.

FirmTech's product includes a bluetooth-enabled mobile app to share personalized insights and enhance your journey to greater health (and pleasure!) in the privacy of your home without appointments and prescriptions.


Bluetooth-Enabled Mobile App for Easy Interaction
Sex Tech Market Size To Reach $107.9 Billion By 2030
My Session
1
Track vital signs of sexual health
Measure side effects of



FirmTech's mobile application helps you easily track the impact of medications on common health challenges, like ED, depression, and heart diseases so you can evaluate treatment paths with data-driven insights and autonomy. FirmTech devices provide valuable information to health professionals and individuals, making it easier to improve outcomes together.

Bluetooth-enabled sex toys held the largest share of the SexTech market last year, thanks to consumer interest in convenience, personalization, and interactivity. FirmTech is driving the market further with doctor-driven insights for long-term health and wellbeing.

Addressing Health Concerns of Millions of Adults

FirmTech launched the first and only smart wearable created to detect key indicators of both ED and heart disease, presenting a significant leap in sexual health and general wellbeing. FirmTech's products are designed by doctors and pleasure experts to improve long term health and sexual functioning.

The majority of men over age 50 suffer from ED – and often in silence. Heart disease is a leading killer among all genders. FirmTech's Tech Ring collects valuable health data to address both issues head on, making it possible for the first time to collect personalized sexual health information and potentially improve outcomes.

The Problem: Erectile Dysfunction Rates are Alarming for all Ages



When Does Erectile Dysfunction Start?

One in four men under the age of thirty-nine experience erectile dysfunction and anxiety. This number doubles after the age of fifty and continues to rise as men age.

(Boston University School of Medicine, 2002)
(The Journal of Sexual Medicine, 2013)

The incidence of E.D. increases with age.

In addition to counting nocturnal erections, FirmTech's Tech Ring is worn during sex to enhance performance and pleasure, while measuring the firmness and duration of erections. These parameters are indicators of cardiovascular health and the impact of medications, diseases, diet, exercise, and supplements on men's sexual fitness and wellness. The FirmTech app seamlessly tracks user data and provides customized insights, making it easy and enjoyable to measure key health indicators and assess treatment paths. FirmTech brings the doctor's office home to users (and makes doctor's jobs easier, too!)"

An estimated 20% of all men over age 20 are affected by ED. Although it becomes more common as men get older, ED isn't considered a natural part of aging. The [John's] Hopkins researchers determined that the risk factors for this condition are similar to those that underlie heart disease. Men should be aware that not all physicians are up to speed on the link between ED and cardiovascular disease."
Andrew Weil, M.D.

"Circulation", June 11, 2018

Without the FirmTech Ring only a urologist in a research lab would know

100% → Sex

Nocturnal Erections are



a critical but little known leading indicator of common cardiovascular diseases, including hypertension and diabetes

Blood vessel problems are the leading cause of erectile dysfunction. That's why Harvard's Dr. Michael P. O'Leary, says that erections "serve as a barometer for overall health," and that erectile dysfunction can be an early warning sign of trouble in the heart or elsewhere.

Health specialists agree: FirmTech's wearable, pleasure-focused solutions are the next generation of personalized health care, offering customizable insights and data-driven feedback that supports individuals and their doctors.

HEAR FROM THE MEDICAL SPECIALISTS







"I see products like this as empowering men to understand their current erectile function and how certain behaviors/interventions change their function. This personal data will show men they have incredible control over their erections (and health) and help them understand and, ultimately, enhance performance."

DR. AMY M. PEARLMAN

"Regardless at 55, I'm glad there's a product like FirmTech on the way to simultaneously assess my health and enhance my pleasure, And if there's potential to preserve my potency as well, then this device is on its way to becoming a monumental breakthrough in Men's Health."

DR. STANLEY LEWIS, MD

"FirmTech has the potential to engage men in their own healthcare, quantify their erectile fitness and lead more fulfilling lives with their partners. The stigma of male sexual dysfunction is quite significant in both the straight and gay community, and this device will help men gain more information to optimize their sex lives."

DR. JAMES HOTALING. MD

FirmTech makes it easy to measure powerful indicators of heart health and erectile fitness, supporting overall happiness, health, and wellbeing. Users enjoy discrete data collection and customized health insights, providing health autonomy and personalized support. Smart tracking with a sex toy is a win-win for users and the doctors who support them.

 **The Reviews are In**

CUSTOMER REVIEWS



★ ★ ★ ★ ★
IMPRESSIVE

Definitely a great tool in the arsenal for longer lasting erections. It keeps the blood in the penis like the description says.

Vaughn S.
VERIFIED USER



★ ★ ★ ★ ★
PROVIDES EXCELLENT INFORMATION

"This device provides amazingly accurate and useful information about how the erection process works. I've discovered things about myself I didn't know. The ability to see the power and duration of...

Arthur F.
VERIFIED USER



★ ★ ★ ★ ★
VERY COMFORTABLE

Highly recommend, easy to put on and the quality of the material is excellent. It is an excellent design and when you get an erection, put this on and the hard on is solid, but you feel nothing from the performance ring, comfort is key!

JIMMY C
VERIFIED USER



★ ★ ★ ★ ★
I AM NEVER TAKING THIS THING OFF

"A monumental breakthrough in Men's Health."

JEFF L
VERIFIED USER

FirmTech helps enhance confidence, pleasure, and independence for the millions of people impacted by stigmatized health challenges. Users, press, and doctors agree that the time is now to invest in smart, wearable technology that improves outcomes while enhancing users' sex lives.

A Recognized Pioneer and Innovator

"In an age in which wearables become part of everyday life, the FTR is the world's first under-wearable, the first smart maletech"

 MAXIM



"It's rare to find a sex tech product with a single brilliantly designed feature you wish could magically become an industry standard"

With thousands of units sold, awards received, and press buzzing, FirmTech's first line of products has already changed the status quo for men's health. Next, the company will expand its impact in FemmeTech and continue leading the way for smart, wearable SexTech in the US and abroad.



FirmTech's FemmeTech Wearable in Development

Currently in R&D, the clitoral vibrator and health tracker are expected to release in early 2024, bringing the first smart FemmeTech wearable to market in the world. Our team of doctors, pleasure experts, and design enthusiasts are developing a smart sex toy to address female sexual wellness and pleasure

In addition to collecting novel health data, FirmTech is conducting research and clinical trials to expand access to information about the intimate connection between health, pleasure, and wellbeing. Working with urologists and experts across the globe, FirmTech is pioneering the future of personalized health care and addressing pervasive challenges with innovative design, research, and technology"

New Products On The Horizon

INTRODUCING THE FEMMETECH COLLECTION

Tech Ring 3.0

- Enhanced data analysis through pulse oximetry

- Gamification through the mobile application

Coming Fall 2023

Duo Clitoral Vibrator

- A clitoral vibrator attachment that can be used as a vibrating c-ring attachment on with fingers



For Solo or Partner Use
Coming Fall 2023

Clitoral Health Tracker



- **A revolutionary diagnostic aid** for gynocologists and sex therapists

- Prototype successful tested in January 2023

Launching 2024

Contact Our Founder, Dr. Elliot Justin



Elliot Justin, MD, is an Emergency Medicine Specialist and medical technology entrepreneur. In his extensive career in healthcare, he's seen inadequate resources dedicated to making sexual health issues objective. He believes that before there is Erectile dysfunction, there's Erectile fitness.   Dr. Justin intends to provide the same knowledge and benefit to women's sexual issues. His unique mix of medical knowledge and interest in sexual health makes this company a perfect fit for his abilities.

Contact: elliot@myfirmtech.com

Elliot and his wife, Ann, founded FirmTech to address some of the most common and often stigmatized sexual health challenges on the planet. Partnering with global health experts, they're building the future of SexTech, one smart toy at a time."

Our Story



FirmTech aims to support the many people suffering from erectile dysfunction, sexual dissatisfaction, cardiovascular and endocrine diseases. Our story began with a challenge from a urologist to develop a device that could collect meaningful, often overlooked nocturnal erection health data. We decided to remake the erection ring to gather data while boosting sexual pleasure. We have recruited a remarkable team from all over the world. We are now continuing with our mission by adding products for women.

Invest today to be a part of FirmTech's next chapter.